FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material Fact dated March 5, 2012

MATERIAL FACT

•

With respect to the “26th issuance of Banco Santander, S.A. cédulas hipotecarias (covered bonds)” (Code ISIN ES0413900277) for an amount of two thousand million euros, the Securities Note for which was entered in the Registers of the National Securities Market Commission (CNMV) on 6th September 2011, Banco Santander, S.A. hereby announces its intention to proceed with the partial redemption and cancellation of ten thousand “cédulas hipotecarias” for a total nominal value of one thousand million euros. Following this redemption, the amount of the issuance will be reduced to one thousand million euros.

                     Boadilla del Monte (Madrid), 5th March 2012

Banco Santander, S.A. – Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER – R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 5, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President